2017–2018

Economic Outlook

New Nouveau Brunswick

2017–2018 Economic Outlook

Published by:

Department of Finance

Province of New Brunswick

P.O. Box 6000

Fredericton, New Brunswick

E3B 5H1

Canada

Internet: www.gnb.ca/finance

Tuesday, January 31, 2017

Cover:

Service New Brunswick (SNB 11002)

Translation:

Translation Bureau, Service New Brunswick

Printing and Binding:

Printing Services, Service New Brunswick

ISBN 978-1-4605-0525-0

Printed in New Brunswick

Note: Unless otherwise indicated, this document reflects data available up to and including January 23, 2017.

Think Recycling!

2017–2018 Economic Outlook

Global Economy

• According to the International Monetary Fund (IMF), global economic output is projected to have grown by a lower-than-expected 3.1% in 2016. Advanced economies grew by 1.6%, while emerging market and developing economies grew by 4.1% and accounted for over three-quarters of projected world growth.

• Global growth is expected to improve to 3.4% in 2017, with emerging market economies increasing by 4.5% and advanced economies expanding modestly at 1.9%.

• Growth in the euro area is expected to moderate in 2017. Low trade growth, weakening investment and diminishing momentum in private consumption will impede growth in spite of supportive monetary conditions.

• Among emerging economies, India’s economic outlook remains bright with robust growth expected in 2017. China’s growth is projected to cool as the country transitions to a more consumption and service-based economy less reliant on global trade.

3

2017-2018 Economic Outlook

• Economic activity in the United Kingdom will slow in 2017 as uncertainty from the Brexit vote (the United Kingdom vote in favour of leaving the European Union) delays business investment decisions and employment opportunities. Furthermore, the depreciation of the British pound will affect consumers and businesses as the cost of imports rise.

• With the Brexit vote and the result of the recent U.S. election, a growing wave of support for protectionism is emerging globally. Policy actions that follow this notion may have detrimental effects on international trade relationships and thereby on the volume of global trade.

• Oil prices are poised for a modest recovery in 2017, with the price of a barrel of crude averaging US$53 following an average of US$43 per barrel in 2016. Prices are projected to remain in the $50–$60 range as U.S. shale oil production may add to global oil supplies should prices escalate.

• The U.S. economy is expected to improve in 2017 as fiscal stimulus, increasing wages, employment growth and consumer spending support a healthy performance. Forecasts are likely to be revisited once policy details of the newly-elected administration are more clearly defined.

4

2017-2018 Economic Outlook

• In December 2016, the U.S. Federal Reserve raised the federal funds rate from 0.50% to 0.75%—its second rate increase in the last decade. Underlying this decision, Fed officials pointed to a strengthening labour market and inflation approaching targeted levels.

• Positive momentum in the U.S. housing market will likely persist. The National Association of Home Builders projects that housing starts will total 1.24 million in 2017 and 1.33 million in 2018.

Canadian Economy

• The Bank of Canada estimates the Canadian economy grew by 1.3% in 2016, up from 1.1% in 2015. Growth was hindered in the second quarter—due to struggling exports and the impact of the Fort McMurray wildfires—before rebounding in the third quarter.

• Private sector forecasters expect oil-producing provinces (Alberta, Saskatchewan and Newfoundland and Labrador) to rank at the bottom in terms of economic growth in 2016, although all three are expected to have improved from 2015.

• Real Gross Domestic Product (GDP) is projected to grow 1.9% in 2017, supported by solid household spending, a mild recovery in exports and government infrastructure spending. Consumers will benefit from continued low interest rates and federal government measures.

• Healthy growth in the U.S. and an accommodative exchange rate support a positive outlook for Canadian exports in 2017. The Comprehensive Economic and Trade Agreement (CETA) presents upside potential to total trade volume should the agreement be ratified. However, should increasing protectionist sentiment materialize into policy action, export growth will be limited.

• While low energy prices have continued to benefit non-energy producing businesses, their drag on overall business investment was evident in 2016. Modest increases in investment are expected in 2017 as goods-exporting businesses rebound.

• In January 2017, the Bank of Canada announced it would maintain its benchmark interest rate at 0.5%. With low inflation and a subdued outlook for economic growth, rate increases are not anticipated in the near future. However, mindful of the uncertainties regarding U.S. policies, the Bank will continue to assess the outlook.

5

2017-2018 Economic Outlook

• The Canadian dollar is expected to remain in the 70–75 cent US$ range for much of 2017 as commodity prices enter a period of relative stability. The divergence in monetary policy between the U.S. and Canada may put downward pressure on the loonie, enhancing Canadian export competitiveness. However, this advantage may be limited by other countries experiencing greater currency depreciation than the Canadian dollar.

• The Canada Mortgage and Housing Corporation expects the housing market will slow in 2017, with total starts projected to range between 174,500–184,300 units. A bullish housing market in Ontario will be somewhat offset by diminished activity in British Columbia.

• The economic performance of industries most influenced by commodity prices declined in 2016, while that of service-producing industries advanced and created employment. Services will continue to spur growth as they become more essential to an aging population and improvements within sub-sectors attract more investment.

• Private sector forecasts suggest all provincial economies—except Newfoundland and Labrador—will grow in 2017. Alberta will return to positive growth as the energy sector recovers and confidence starts to rebuild following two challenging years.

6

2017-2018 Economic Outlook

Statistical Summary - Growth Rates[1] (as of January 23, 2017)
	2015 to 2016
	N.B.	Canada
Population and Labour
Total Population (July 1)	0.3	1.2
Labour Force	-0.4	0.8
Employment	-0.1	0.7
Unemployment Rate (%)	9.5	7
Participation Rate (%)	62.3	65.7
Wages and Salaries[2]	3.9	2.3
Consumers and Housing
Retail Trade[2]	3.2	3.6
Consumer Price Index	2.2	1.4
Housing Starts	-7.9	1.2
Business
Manufacturing Sales[2]	-4.6	0.7
International Exports[2]	-13.1	-2.9
Building Permits[2]	20.5	0.6
[1] Per cent change unless otherwise indicated. [2] Year-to-date (unadjusted for seasonality). Source: Statistics Canada.

New Brunswick Economy

• The Department of Finance estimates real economic growth of 0.4% in 2016, unchanged from the projection at the time of budget last year. This estimate is consistent with the latest consensus among private sector forecasters (+0.4%).

• Positive economic growth was dampened by labour market challenges early in the year and a decline in exports brought on by the closure of the potash mine and low commodity prices.

7

2017-2018 Economic Outlook

• Private sector investment was hindered by the suspension of mining operations in Picadilly. However, strength in New Brunswick’s primary sectors was able to mitigate the overall strain on the provincial economy.

• Improvements in the economy supported employment growth over the second half of 2016, offsetting earlier weakness in the labour market. Despite initial labour market challenges, growth in primary household income in New Brunswick is expected to reach a five-year high.

• Retail sales were robust in the first half of 2016 and are expected to grow by 3.2% for the year. Sales growth has converged to more balanced levels since the mid-year mark as New Brunswick consumers adjusted to the HST increase.

• The Department of Finance anticipates real GDP growth of 0.6% in 2017, in line with the consensus among private sector forecasters (+0.8%).

• New Brunswick’s mining sector is set for a modest recovery as commercial production at the Caribou zinc mine ramps up and the residual impact from the Picadilly mine closure dissipates.

• Continued growth in the forestry sector will be sustained as U.S. housing starts are expected to increase. Strength in the fishing, agriculture and tourism sectors will also support healthy growth.

8

2017-2018 Economic Outlook

• Investment is expected to pick up in 2017 led largely by the public sector. Both the federal and provincial governments have committed to funding various infrastructure projects. Opportunities for private sector investment should add upside economic growth potential.

• Following three consecutive years of decline, New Brunswick’s population increased as of July 1st, 2016. Net international migration was the main driver of growth, encouraged in large part by the arrival of Syrian refugees. The recent elevated immigration level is expected to continue—enhanced by the three-year Atlantic Immigration Pilot Project—and will contribute to modest population growth over the outlook period.

• Provincial exports should grow in 2017. Demand will be boosted by an accommodative exchange rate, rising commodity prices, healthy growth in New Brunswick’s primary sectors and a strengthening U.S. economy.

9

2017-2018 Economic Outlook

• After three years of decline, employment in 2017 is expected to increase as economic activity in construction, manufacturing and the primary sectors ramps up. Employment growth will also be reinforced as an expanding labour force and rising population help to address labour shortages in certain sectors.

• With low interest rates and the anticipated rise in employment, household consumption is expected to maintain its trend of upward growth.

• Primary household income will maintain a steady pace of growth, supported by improvements in the labour market and increased economic activity.

• New Brunswick’s aging population will continue to influence economic growth. Workers aged 55 and older have gone from representing 9% of the total labour force in 2000 to 23% in 2016. Should this trend persist, the pace of economic activity will be affected as these employees enter retirement and the province experiences a period of decline in the labour force.

10

2017-2018 Economic Outlook

New Brunswick Economic Indicators Growth Rates[1], 2014 to 2021
						2019–
	2014	2015	2016	2017	2018	2021
Economic Accounts *
Gross Domestic Product (GDP)	1	2.9	1.8	1.9	2.1	2
Household Final Consumption Expenditures	3.5	2.1	2.7	2.3	2.5	2.1
Gross Fixed Capital Formation	3.6	3	0.8	2.7	2.5	2
GDP (real)	-0.1	2.3	0.4	0.6	0.8	0.7
Income *
Primary Household Income	2.9	3	3.1	2.8	2.4	2.2
Population and Labour **
Total Population (July 1)	-0.1	-0.1	0.3	0.3	0.2	0.1
Labour Force	-0.6	-0.7	-0.4	0.2	0.2	0
Employment	-0.2	-0.6	-0.1	0.2	0.3	0.1
Unemployment Rate (%)	9.9	9.8	9.5	9.5	9.5	9.4
Participation Rate (%)	63.2	62.7	62.3	62.6	63.1	63.1
Other **
Consumer Price Index	1.5	0.5	2.2	2.6	2.3	2
Housing Starts	-19.9	-12.3	-7.9	-2.7	1.5	0.9
Retail Trade[2]	3.8	2.4	3.2	2.2	2.3	2.4
[1] Per cent change unless otherwise indicated. [2] Year-to-date for 2016 (unadjusted for seasonality; as of January 23, 2017). Sources: Statistics Canada. NB Finance * 2016–2021 ** 2017–2021.

• Government stimulus spending will continue to support the economy over the medium-term and generate long-term benefits as the improvements to infrastructure ensure a favourable level of productive capacity to businesses and households.

• The Sisson tungsten mine and CETA represent upside growth potential in the near-term as they approach approval and enter into the next stage of development.

• The Energy East pipeline, should it proceed, and the refurbishment of the Mactaquac hydroelectric generating station would boost activity over the medium-to-long-term through large scale investments.

• Increasing global uncertainty could constrain growth in a climate of increasing protectionism. Pending further negotiations, the dispute over the softwood lumber agreement with the U.S. may put downward pressure on New Brunswick’s outlook.

11

2017-2018 Economic Outlook

New Brunswick Economic Indicators

New Brunswick Economic Indicators (as of January 23, 2017)
		Annual		Year-to-Date*
			%			%	Reference
Indicators	2014	2015	Change	2015	2016	Change	Period
Labour
Population 15 Years and Over ('000)	621.7	622	0	622	623.4	0.2	Jan.–Dec.
Labour Force ('000)	393	390.2	-0.7	390.2	388.6	-0.4	Jan.–Dec.
Employment ('000)	353.9	351.8	-0.6	351.8	351.5	-0.1	Jan.–Dec.
Full-time ('000)	297.6	297.9	0.1	297.9	296.5	-0.5	Jan.–Dec.
Part-time ('000)	56.3	53.9	-4.3	53.9	55	2	Jan.–Dec.
Goods-producing Sector ('000)	76.2	72.7	-4.6	72.7	72.8	0.1	Jan.–Dec.
Services-producing Sector ('000)	277.7	279.1	0.5	279.1	278.6	-0.2	Jan.–Dec.
Unemployment ('000)	39.1	38.4	-1.8	38.4	37.1	-3.4	Jan.–Dec.
Participation Rate (%)	63.2	62.7	…	62.7	62.3	…	Jan.–Dec.
Employment Rate (%)	56.9	56.6	…	56.6	56.4	…	Jan.–Dec.
Unemployment Rate (%)	9.9	9.8	…	9.8	9.5	…	Jan.–Dec.
Average Weekly Earnings ($)	832.44	855.21	2.7	853.01	873.55	2.4	Jan.–Oct.
Wages and Salaries ($M)	14,284.40	14,715.10	3	10,957.00	11,380.00	3.9	Jan.–Sep.
Employment Insurance Beneficiaries	40,513	41,251	1.8	41,036	42,630	3.9	Jan.–Nov.
Consumers
Retail Trade ($M)	11,528.00	11,808.10	2.4	10,704.90	11,043.70	3.2	Jan.–Nov.
New Motor Vehicle Sales (units)	42,656	44,727	4.9	41,957	42,664	1.7	Jan.–Nov.
New Motor Vehicle Sales ($M)	1,367.10	1,507.30	10.3	1,402.10	1,489.50	6.2	Jan.–Nov.
Food Services and Drinking Places ($M)	1,015.20	1,085.20	6.9	900.4	965.4	7.2	Jan.–Oct.
Consumer Price Index (2002=100)	124.8	125.4	0.5	125.4	128.2	2.2	Jan.–Dec.
Housing
Housing Starts (units)	2,276	1,995	-12.3	1,995	1,838	-7.9	Jan.–Dec.
Residential Building Permits ($M)	456.5	419.4	-8.1	407.3	465.7	14.4	Jan.–Nov.
MLS® Residential Sales (units)	6,273	6,682	6.5	6,682	7,170	7.3	Jan.–Dec.
Business
Manufacturing Sales ($M)	18,762.10	16,897.00	-9.9	15,549.20	14,838.10	-4.6	Jan.–Nov.
International Exports ($M)	13,015.20	12,210.00	-6.2	11,252.30	9,782.80	-13.1	Jan.–Nov.
Non-residential Building Permits ($M)	374.5	402.6	7.5	379.3	482	27.1	Jan.–Nov.
Industrial and Commercial ($M)	250.6	250.8	0.1	241.1	365.8	51.7	Jan.–Nov.
Institutional and Government ($M)	123.8	151.7	22.5	138.2	116.2	-15.9	Jan.–Nov.
Wholesale Trade ($M)	6,162.20	6,248.40	1.4	5,742.50	6,002.20	4.5	Jan.–Nov.
Farm Cash Receipts ($M)	567.3	570.9	0.6	422	437.5	3.7	Jan.–Sep.
Lumber Shipments ('000 m3)	2 761.2	3 469.9	25.7	2 854.6	3 033.9	6.3	Jan.–Oct.
Demographics
Population (July 1)	754,865	754,309	-0.1	754,309	756,780	0.3	…
Natural Increase (July 1 to June 30)	-61		…	-318		…
Net Migration (July 1 to June 30)	-495		…	2,789		…
.. Not available	… Not applicable
* Year-to-date (unadjusted for seasonality)
MLS® is a registered trademark of the Canadian Real Estate Association. Sources: Statistics Canada and New Brunswick Real Estate Association.

12